September 22, 2015

VIA EMAIL, EDGAR & FEDERAL EXPRESS

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	W2007 Grace Acquisition I, Inc.

Schedule 13E-3

Filed by W2007 Grace Acquisition I, Inc.

W2007 Grace II Acquisition II, Inc.

PFD Holdings, LLC

Whitehall Parallel Global Real Estate Limited Partnership 2007

W2007 Finance Sub, LLC

Whitehall Street Global Real Estate Limited Partnership 2007

Todd Giannoble, Greg Fay and Brian Nordahl

File No. 5-43459

Filed August 14, 2015

Dear Ms. Campbell Duru:

On behalf of W2007 Grace Acquisition I, Inc. (the “Company”), W2007 Grace Acquisition II, Inc. (“Merger Sub”), W2007 Grace II, LLC (“Parent”), PFD Holdings, LLC (“PFD Holdings”), W2007 Grace I, LLC (“W2007 Grace I”), Whitehall Parallel Global Real Estate Limited Partnership 2007 (“Whitehall Parallel”), W2007 Finance Sub, LLC (“Finance Sub”), Whitehall Street Global Real Estate Limited Partnership 2007 (“Whitehall”, and together with Finance Sub and Whitehall Parallel, the “Whitehall Entities”), The Goldman Sachs Group, Inc. (“GS Group”), Todd Giannoble, Greg Fay and Brian Nordahl (each of the foregoing collectively, the “Filing Persons”) we are writing to respond to the letter from the Staff of the Office of Mergers & Acquisitions of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 2, 2015, regarding the transaction statement on Schedule 13E-3 filed with the Commission on August 14, 2015 (the “Initial Schedule 13E-3”, and as amended by Amendment No. 1, the “Schedule 13E-3”). For your convenience, this letter is formatted to reproduce the Staff’s numbered comments in bold text followed by responses on behalf of the Filing Persons.

Mellissa Campbell Duru

United States Securities and Exchange Commission

September 22, 2015

In addition, the Filing Persons have revised the Initial Schedule 13E-3 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 thereto, which reflects these revisions and updates certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule 13E-3, and all page numbers referenced herein are to the Schedule 13E-3 as so amended.

Special Factors, page 1

1.	Rule 13e-3 requires each issuer and affiliate engaged in a going-private transaction to file a SC 13e-3 and furnish the required disclosures. The transaction statement consists primarily of disclosures provided only by the Company. Revise throughout to include the required disclosure with respect to each filing person. Please note also our subsequent comments 3 and 4.

In response to the Staff’s comment, the disclosures in the Schedule 13E-3 have been revised to include the required disclosure with respect to each Filing Person.

Item 2, page 10

Transactions in the Preferred Stock by the Filing Person during the Past Two Years, page 10

2.	You have disclosed the transaction effected by PFD in the fourth quarter of 2014. Disclosure in the Form 10-K indicates that PFD also purchased 1,422,485 shares of Series B and C Preferred Stock in August 2013. Please revise your disclosure accordingly. Refer generally to Item 1002(f) of Regulation M-A.

We respectfully advise the Staff that the purchase by PFD Holdings of the 1,422,485 shares of Series B Preferred Stock and Series C Preferred Stock referred to in the Staff’s comment occurred prior to the commencement of the two year period for which disclosure under Item 1002(f) of Regulation M-A would have been required based on the filing of the Initial Schedule 13E-3 on August 14, 2015.

Item 3, page 11

3.	Rule 13e-3 requires each issuer and affiliate engaged in a going-private transaction to file a SC 13e-3 and furnish the required disclosures. Please explain why W2007 Grace I, LLC and the Goldman Sachs Group, Inc. are not included as filing persons on the SC 13e-3. In that regard, we note that both entities provided their written consents with respect to the common and preferred stock they held in order to approve the merger agreement, which constituted the antecedent approval required to effect the purchase of shares that will result in the company going private. Please revise or advise.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to include W2007 Grace I, LLC and GS Group as Filing Persons.

Mellissa Campbell Duru

United States Securities and Exchange Commission

September 22, 2015

4.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of SC 13e-3. Please ensure that each filing person added in response to this comment executes the signature page. Additionally, you will need to revise the disclosure to include all of the information required by SC 13e-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of SC 13e-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

In response to the Staff’s comment, the Schedule 13E-3 has been revised to include the required disclosure and signatures with respect to each new Filing Person.

Item 4, page 18

5.	Please supplementally provide us with the basis for your conclusion that the accounting treatment is not material within the context of this transaction. Alternatively, revise to specify the accounting treatment. Refer to Item 4 of SC 13e-3 and Item 1004(a)(2)(vi) of Regulation M-A.

The Company notes for the information of the Staff that the assets and liabilities of the Company will not be revalued in the merger (i.e., the Company will use the carry-over basis of accounting) and that the exchange of the settlement consideration for the Preferred Stock held by third parties will be treated as a retirement of that Preferred Stock. In addition, the Company will not recognize any gain or loss on this transaction. Accordingly, the Filing Persons believe that the accounting treatment is not material in the context of the merger.

6.	Please revise to provide further details regarding material discussions involving any of the filing persons surrounding the Stipulation and Settlement agreement and the decision by the board to adopt the merger agreement. Also, please disclose any material discussions the filing parties engaged in regarding the relative benefit to unaffiliated holders associated with a distribution of proceeds from a sale of assets (i.e., from the ARC transaction and Excluded Hotel Asset sale) versus the settlement. Refer generally to Item 5 of SC 13e-3.

In response to the Staff’s comment, disclosure has been added to the Schedule 13E-3 under Item 4 on page 29. In addition, the section of the Proxy Statement captioned “Certain Background Information Regarding the Company and the Proposals” describes the Company’s board of directors’ consideration of the relative benefits to unaffiliated holders associated with a distribution of proceeds from the ARC Transaction and the potential sale of the Excluded Hotel Assets. The Company respectfully advises the Staff that, except as has been disclosed in the Proxy Statement and the Schedule 13E-3, there have been no material discussions engaged in by the Filing Persons regarding the relative benefit to unaffiliated holders associated with a distribution of proceeds from a sale of assets.

Mellissa Campbell Duru

United States Securities and Exchange Commission

September 22, 2015

7.	Please disclose the participants involved, including financial advisors, if any, that engaged in discussions in which the $26 per share merger consideration was derived. Refer generally to Item 4 of SC 13e-3 and Item 1004 of Regulation M-A.

In response to the Staff’s comment, the disclosure in the Schedule 13E-3 under Item 4 on page 29 has been revised.

Item 7, page 22

Purposes, Alternatives, Reasons and Efforts

8.	Other than discussions regarding a distribution of proceeds from (1) the ARC transaction and possible Excluded Hotel Assets or (2) a Settlement, please revise to address any material discussions amongst the filing parties regarding alternative transactions involving the company’s securities. In this regard, we note that PFD Holdings had indicated its intention to launch a tender offer for shares it did not already own but did not commence an offer. Describe any other material discussions regarding alternative transactions involving any other filing person. Refer generally to Item 7 of SC 13e-3.

We have been advised by the Filing Persons that, except as disclosed in the Schedule 13E-3, there were no material discussions amongst the Filing Persons regarding alternative transactions involving the Company’s securities other than those already described in the Schedule 13E-3. We note the Staff’s reference to the abandoned tender offer described in Item 5. We have been advised by the Filing Persons that this was contemplated by PFD Holdings prior to the commencement of the Action and abandoned shortly after the commencement of the Action. We have also been advised by the Filing Persons that the Filing Persons do not view this as an alternative to achieving the purpose of the merger, which is to implement the Settlement as a tender offer likely would not resolve the claims underlying the Action.

Item 9, Fairness of the Merger, page 22

9.	Please revise to eliminate an excessive amount of defined terms under the caption “Special Factors-Fairness of the Merger”.

In response to the Staff’s comment, the disclosure in the Schedule 13E-3 in the section entitled “Special Factors-Fairness of the Merger” on pages 5-6 has been revised.

10.	Please revise the fairness discussion in the transaction statement to clarify each filing person’s determination regarding the substantive and procedural fairness of the transaction. Currently, disclosure on page 4 only addresses the Company’s conclusions.

In response to the Staff’s comment, the disclosure in the Schedule 13E-3 in the section entitled “Special Factors-Fairness of the Merger” on pages 2 and 5-10 has been revised.

Mellissa Campbell Duru

United States Securities and Exchange Commission

September 22, 2015

11.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Revise the fairness discussion to address factors (i), (iii) and (iv)-(vii) listed in Instruction 2 to Item 1014 of Regulation M-A. To the extent a filing person relied on the analysis of another party, such as a financial advisor, to fulfill this disclosure obligation, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719.

In response to the Staff’s comment, the disclosure in the Schedule 13E-3 in the section entitled “Special Factors—Fairness of the Merger” on pages 9-10 has been revised. We have been advised by the Filing Persons that no third party, including any financial advisor, provided an analysis of the fairness of the transaction to any Filing Person.

12.	We note the consideration by the Board of the comparative amounts receivable pursuant to the Stipulation and Settlement versus the sale of assets. Please provide further details and support for the estimates derived, inclusive of the material assumptions noted in the discussion regarding the proceeds potentially distributable from the ARC transaction and Excluded Hotel assets. For example, please disclose the reasons for any assumptions that decreased the total of the overall proceeds potentially distributable on a per share basis to shareholders.

In response to the Staff’s comment, the disclosure in the Schedule 13e-3 in the section entitled “Special Factors--Fairness of the Merger” on pages 5-9 has been revised to include further details and support regarding the estimates derived. However, we respectfully submit to the Staff that the Company does not believe the disclosure regarding the details and support for the estimates derived in respect of the Excluded Hotel Assets is necessary because the assumptions are specified. The Company has advised us that any adjustments in the expected proceeds in respect of the Excluded Hotel Assets as a result of the one remaining hotel would be relatively small because of the 3% interest held therein by the Company.

13.	We note that the proceeds receivable from the ARC Transaction were approximately $1.808 billion. Please refer to our prior comment. Please consider providing further context to the discussion under “Special Factors-Fairness of the Merger” by showing how the filing persons were able to derive a $22.96 valuation per share value based on the sum of the ARC Transaction and Excluded Hotel Assets proceeds.

In response to the Staff’s comment, the disclosure in the Schedule 13E-3 in the section entitled “Special Factors-Fairness of the Merger” on pages 5-9 has been revised.

14.	Please refer to our prior comment. We note disclosure that no reports were provided with respect to the merger. Please supplementally advise us of whether an external third party prepared any reports or analyses, whether final or preliminary, if the Board considered such analyses when comparing the relative benefits of proceeds payable to the Holder class. Refer generally to Item 9 of SC 13e-3.

The Company has advised us that no external third party prepared any reports or analyses for the Company’s board of directors that were considered when comparing the relative benefits of proceeds payable to members of the Holder Class.

Mellissa Campbell Duru

United States Securities and Exchange Commission

September 22, 2015

15.	We note disclosure in the Form 10-Q for the period ended June 30, 2015 regarding transactions effected in 2014 and 2015 between the Company, the filing persons and their affiliates, including the payment of disposition fees and/or advisory fees by the Company and/or its subsidiaries (i.e., Senior Mezz) to various affiliates of the filing persons in connection with the ARC Transaction. Please revise the discussion of fairness to disclose whether the filing persons considered the overall impact of such payment transfers to affiliates, inclusive of the possible impact the payments could have on the valuation of potential assets remaining for distribution to unaffiliated holders.

In response to the Staff’s comment, the disclosure in the Schedule 13E-3 in the section entitled “Special Factors-Fairness of the Merger” on page 10 has been revised.

Item 13. Financial Statements

16.	In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

In response to the Staff’s comment, Item 13 of the Schedule 13e-3 has been revised.

*        *        *         *        *        *

The undersigned, on behalf of the Company and the other Filing Persons hereby acknowledges that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly, you can reach me at (310) 712-6678.

Mellissa Campbell Duru

United States Securities and Exchange Commission

September 22, 2015

Sincerely,

/s/ Eric M. Krautheimer

Eric M. Krautheimer

cc:	Todd Giannoble

Greg Fay

Brian Nordahl

(W2007 Grace Acquisition I, Inc.)

Anthony J. Colletta

William G. Farrar

Sharon L. Nelles

(Sullivan & Cromwell LLP)